UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HORIZON LINES, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.25% Convertible Senior Notes due 2012

(Title of Class of Securities)

44044K AB7

(CUSIP Number of Class of Securities)

Stephen H. Fraser

President and Chief Executive Officer

Horizon Lines, Inc.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(704) 973-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Christian O. Nagler

Jason K. Zachary

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$187,275,000	$38,313

*	Calculated solely for purposes of determining the filing fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended. The transaction value is $187,275,000, which is based upon the aggregate market value of the 4.25% Convertible Senior Notes due 2012 as of August 18, 2011.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,313	Filing Party: Horizon Lines, Inc.
Form or Registration No.: Form S-4 (File No. 333- 176520)	Date Filed: August 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2011 by Horizon Lines, Inc., a Delaware corporation (referred to herein as “the Company,” “we,” “us” or “our”). This Schedule TO relates to an exchange offer by the Company with respect to its outstanding 4.25% Convertible Senior Notes due 2012 (the “convertible old notes”) and a related solicitation of consents for certain proposed amendments to the indenture governing the convertible old notes (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on August 26, 2011, as amended by Amendment No. 1 to such Registration Statement filed by the copy with the Securities and Exchange Commission on the date hereof, with respect to the Exchange Offer (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits hereto, respectively. The consideration the Company is offering in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our web site at www.horizonlines.com.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(1)(iv)	Form of U.S. Citizenship Questionnaire (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(4)(ii)	Prospectus Supplement dated September 13, 2011 (incorporated by reference to Amendment No. 1 to the Registration Statement filed with the SEC on September 13, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2011

HORIZON LINES, INC

By:	/s/ Stephen H. Fraser
Name:	Stephen H. Fraser
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(ii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of U.S. Citizenship Questionnaire (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(4)(i)	Prospectus, dated August 26, 2011 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on August 26, 2011).

(a)(4)(ii)	Prospectus Supplement dated September 13, 2011 (incorporated by reference to Amendment No. 1 to the Registration Statement filed with the SEC on September 13, 2011).

(a)(5)(i)	Company’s Current Report on Form 8-K dated August 26, 2011 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	Press Release, dated August 26, 2011 (filed on Company’s Current Report on Form 8-K dated August 26, 2011 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Form of Indenture governing the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes between the Company and The Bank of New York Mellon.*

(a)(5)(iv)	Forms of 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes.*

(a)(5)(v)	Form of Registration Rights Agreement in relation to the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes.*

(a)(5)(vi)	Form of Registration Rights Agreement in relation to the First Lien Secured Notes.*

(a)(5)(vii)	Form of Registration Rights Agreement in relation to the Second Lien Secured Notes.*

(b)	None.

(d)(1)(i)	Indenture (including form of note) dated August 8, 2007 among the Company and The Bank of New York Mellon (formerly known as The Bank of New York Trust Company, N.A.), as trustee, relating to the Company’s 4.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.3 to the current report on Form 8-K of Horizon Lines, Inc. on August 13, 2007).

(d)1)(ii)	Amended and Restated Put/Call Agreement, dated as of September 20, 2005, by and among the Company and other parties thereto (incorporated by reference to Exhibit 99.4 to the current report on Form 8-K of Horizon Lines, Inc. on October 24, 2005).

(d)(1)(iii)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on April 30, 2008).

(d)(1)(iv)	Horizon Lines, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on December 11, 2008).

(d)(1)(v)	Horizon Lines, Inc., Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-1, initially filed on September 19, 2005).

(d)(1)(vi)	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on April 11, 2006).

(d)(1)(vii)	Form of 2010 Performance-Based Restricted Stock Award (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q, filed on April 23, 2010).

(d)(1)(viii)	Form of 2010 Time-Based Restricted Stock Award (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q, filed on April 23, 2010).

(d)(1)(ix)	Employment Agreement between the Company and Stephen H. Fraser executed March 28, 2011 (incorporated by reference to Exhibit 10.51 to the Company’s annual report on Form 10-K, filed on March 28, 2011).

(g)	None.

(h)	None.

*	To be filed as an exhibit to an amendment to this Schedule TO.